SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Utility & Income Trust (the “Fund”)
(File Nos.: 333-223652; 811-21529)

Dear Mr. Orlic:

Thank you for your oral comments provided on September 24, 2018, regarding your review of Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed on July 19, 2018 (the “Amendment”), with the U.S. Securities and Exchange Commission (the “Commission”), as well as our previous letter, dated September 14, 2018, responding to your oral comments on the Amendment received on August 30, 2018 (the “September 14 Letter”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Amendment will be reflected in Post-Effective Amendment No. 2 (“PEA2”) to the registration statement, which the Fund intends to file following your review of these responses. PEA2 will be marked to show all changes made since the filing of the Amendment.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

***

David Orlic

October 2, 2018

Comments and Responses

1.	The third paragraph under the heading “Payment for Shares” contains the following disclosure (modified to reflect changes noted in the September 14 Letter):

If a holder of Rights who acquires Common Shares and Series B Preferred Shares pursuant to the Subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) find other Record Date Shareholders to purchase the subscribed-for and unpaid-for Common Shares and Series B Preferred Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares and Series B Preferred Shares which could be acquired by such holder upon exercise of the Rights or over-subscription privilege; (iii) sell in the open market all or a portion of the Common Shares and Series B Preferred Shares purchased by the holder and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and Series B Preferred Shares and to enforce the exercising Rights holder’s relevant payment obligation.

Please explain how prongs (i) and (iii) are consistent with the staff’s guidance regarding common share rights offering at a price below net asset value that the ratio of the offering not exceed one new share for each three rights held. Why would the applicable shares simply not go back into the oversubscription? Please also consider clarifying what the phrase “set off” means in prong (iv).

The Fund will revise the referenced disclosure as follows:

If a holder of Rights who acquires Common Shares and Series B Preferred Shares pursuant to the Subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) reallocate such subscribed and unpaid for Common Shares and Series B Preferred Shares to Record Date Shareholders exercising the over-subscription privilege who did not receive the full over-subscription requested; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares and Series B Preferred Shares which could be acquired by such holder upon exercise of the Rights or over-subscription privilege; and (iii) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and Series B Preferred Shares (in other words, retain such payments) and to enforce the exercising Rights holder’s relevant payment obligation.

2.

The fifth paragraph under the heading “Payment for Shares” contains the following disclosure: “If the aggregate Subscription Price paid by a Record Date Shareholder exceeds the amount necessary to purchase the number of Common Shares and Series B Preferred Shares for which the Record Date Shareholder has indicated an intention to subscribe on the subscription certificate, then the Record Date Shareholder will be deemed to have exercised first the primary subscription Right (if not already fully exercised), and second the over-subscription privilege to the full extent of the excess payment tendered.” We reissue our comment to please confirm that this disclosure reflects the Fund’s intent with respect to excess payments tendered.

David Orlic

October 2, 2018

The Fund will revise the referenced disclosure as follows:

If the aggregate Subscription Price paid by a Record Date Shareholder exceeds the amount necessary to purchase the number of Common Shares and Series B Preferred Shares for which the Record Date Shareholder has indicated an intention to subscribe on the subscription certificate, then the Record Date Shareholder will be refunded any such excess amount.

3.

Please modify the proposed disclosure in the September 14 Letter addressing the participation of foreign shareholders in the Rights offering to remove the requirement that foreign shareholders provide sale or exercise instructions in advance of the Expiration Date.

The Fund will revise the referenced disclosure as follows:

Subscription Certificates will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) (the “Foreign Shareholders”). The Rights Agent will send a letter via regular mail to Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the Fund, as described above under “Inquiries,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Rights Agent and follow the procedures described above under “Sales by Rights Agent.” Direct Foreign Shareholders are encouraged to contact the Fund or the Rights Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

4.

We reference the confidential submission made in response to Comment #2 in the September 14 Letter. Please explain to us the rationale for the indicative economic terms of the Series B Preferred Shares.

The Fund will respond to this comment via a further confidential submission.

* * * * * * *

David Orlic

October 2, 2018

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon